Filed Pursuant to Rule 433

Registration No. 333-266624-04

ENTERGY LOUISIANA, LLC

$750,000,000

Collateral Trust Mortgage Bonds,

5.80% Series due March 15, 2055

Final Terms and Conditions

January 2, 2025

Issuer:	Entergy Louisiana, LLC

Security Type:	Collateral Trust Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (stable outlook) by Moody’s Investors Service, Inc. A (stable outlook) by S&P Global Ratings

Trade Date:	January 2, 2025

Settlement Date (T+3)(2):	January 7, 2025

Principal Amount:	$750,000,000

Interest Rate:	5.80%

Interest Payment Dates:	March 15 and September 15 of each year

First Interest Payment Date:	September 15, 2025

Final Maturity Date:	March 15, 2055

Optional Redemption Terms:	Make-whole call at any time prior to September 15, 2054 at a discount rate of Treasury plus 20 bps and, thereafter, at par

Benchmark Treasury:	4.250% due August 15, 2054

Benchmark Treasury Price:	91-06+

Benchmark Treasury Yield:	4.81%

Spread to Benchmark Treasury:	+103 bps

Re-offer Yield:	5.84%

Price to Public:	99.415% of the principal amount

Net Proceeds After Underwriting Discount and Before Expenses:	$739,050,000

CUSIP / ISIN:	29364W BQ0 / US29364WBQ06

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC KeyBanc Capital Markets Inc. U.S. Bancorp Investments, Inc.

Co-Manager:	Independence Point Securities LLC

In addition to the information set forth above, the “Recent Developments” section in the preliminary prospectus supplement dated January 2, 2025 is replaced in its entirety as follows:

RECENT DEVELOPMENTS

In November 2024, the Federal Energy Regulatory Commission (the “FERC”) issued an order approving the previously disclosed settlement between our affiliate System Energy Resources, Inc. (“System Energy”) and the Louisiana Public Service Commission, which regulates our electric service, rates and charges, resolving substantially all issues in dispute among the settling parties. Also in November 2024, the FERC issued an order accepting the power purchase agreement (the “Divestiture PPA”) by and between Entergy Mississippi, LLC (“Entergy Mississippi”) and us to effectuate our divestiture of (i) our 14% share of capacity and energy from System Energy’s share of Grand Gulf Steam Electric Generating Station (nuclear) under the Unit Power Sales Agreement among System Energy, Entergy Arkansas, LLC (“Entergy Arkansas”), Entergy Mississippi, Entergy New Orleans, LLC and us, and (ii) our 2.43% share of capacity and energy from Entergy Arkansas under the MSS-4 replacement tariff. Entergy Mississippi is determining the appropriate filing process with the Mississippi Public Service Commission (the “MPSC”) relating to our divestiture of these shares of capacity and energy to Entergy Mississippi, and we expect the Divestiture PPA to be effective during the first quarter of 2025. For further information about the proceedings relating to these matters, see “Grand Gulf-Related Agreements” under Note 1, “Commitments and Contingencies” and “Filings with the MPSC—Retail Rates—Grand Gulf Capacity Filing” under Note 2, “Rate and Regulatory Matters,” in each case, of the Notes to the financial statements in the Third Quarter 2024 10-Q.

(1)

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Rating outlook is assigned at the issuer level and not to individual securities and may be subject to revision at any time.

(2)

It is expected that delivery of the bonds will be made on or about January 7, 2025, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day (T+1), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the bonds will initially settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds more than one business day prior to the scheduled settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) BofA Securities, Inc. toll-free at 1-800-294-1322, (ii) Citigroup Global Markets Inc. toll-free at 1-800-831-9146, (iii) Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, (iv) KeyBanc Capital Markets Inc. toll-free at 1-866-227-6479, or (v) U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

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